DSM Press Release

DSM

DSM, Corpo
P.O. Box 65
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Internet: ww
E-mail : med

13E

Heerlen (NL) / Shanghai (PRC), 26 March 2007

<u>DSM appoints Wei-Ming Jiang as President DSM China (Ltd.)</u>

Wei-Ming Jiang, currently Senior Vice President Strategic Projects Asia at DSM's Corporate Planning Department, has been appointed President DSM China as of May 1, 2007. In this position he will succeed Stefan Sommer, who will continue his assignment as strategic advisor to DSM's Managing Board.

The appointment of Wei-Ming Jiang underlines the strategic importance DSM attaches to China as an emerging market. *"Increasing our presence in emerging economies is a key driver of our Vision 2010 strategy,"* said Jan Zuidam, Deputy Chairman of DSM's Managing Board. *"For China our target is to achieve sales of more than USD 1 billion by 2010, which represents a doubling compared to 2005. I would like to thank Stefan Sommer for his valuable contribution to the fast development of DSM China. The appointment of Wei-Ming Jiang shows DSM's ongoing commitment to China and underlines our firm belief that China will contribute significantly to our Vision 2010 ambitions."*

Before he joined DSM, Wei-Ming Jiang worked for Novozymes for fifteen years in several management positions in Asia-Pacific and China. He was actively involved in the development of a biotech-industry platform in China. Mr. Jiang also contributed to an increased awareness and implementation of sustainable entrepreneurship in China, amongst other things in his capacity as vice-chairman of the China Business Council for Sustainable Development, a position which he will continue to fulfill as President of DSM China.

Since the announcement of its strategy *Vision 2010 – Building on Strengths*, one of the three drivers of which is an increased presence in emerging economies, DSM has made concrete progress in China. In 2006, DSM's sales in China amounted to almost USD 775 million, an increase of 25% compared to 2005. DSM has significantly increased its product portfolio and manufacturing footprint in China, investing a total of more than USD 120 million over the last year. Mid-January 2007, DSM announced the building of a brand new DSM China Campus in Shanghai, which is another milestone underlining the company's commitment to China. With the new China Campus, DSM will grow its R&D activities in China.

"I am proud to be the successor of Stefan Sommer, who showed good leadership and made a remarkable contribution to the development of DSM in China. I am looking forward to taking up this new challenge with great enthusiasm and I am confident that we will further strengthen DSM's leadership position in China," commented Wei-Ming Jiang.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

More information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.